Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-205457-01 on Form S-3 of our report dated February 29, 2016, relating to the consolidated financial statements and consolidated financial statement schedules of CBL & Associates Limited Partnership and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of new accounting guidance for reporting discontinued operations and disposals of components of an entity), and the effectiveness of CBL & Associates Limited Partnership and subsidiaries' internal control over financial reporting, appearing in this Annual Report on Form 10-K of CBL & Associates Properties, Inc. and CBL & Associates Limited Partnership for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 29, 2016